Exhibit 99.4

Press Release                                      Source: Hesperia Holding Inc.

Hesperia Holding Inc. Completes Financing with Laurus Funds
Wednesday October 13, 12:05 am ET

HESPERIA, Calif.--(BUSINESS WIRE)--Oct. 13, 2004--Hesperia Holding, Inc. (OTCBB:HSPR - News) announced today that it completed a $1 million financing with Laurus Master Fund, Ltd. ("Laurus Funds"), a New York City based institutional fund, that specializes in providing financing to growing, small and micro-capitalization companies.

Under the arrangement, Hesperia Holding Inc. issued a $1.0 million secured convertible term note with an initial interest rate of prime plus 3 percent, secured by the assets of Hesperia Holding Inc.


The funding will be used to expand current operations as part of our business strategy of "growth by expansion." The note is convertible into shares of Hesperia Holding Inc. stock subject to certain conditions. In connection with the financing facility, Hesperia Holding has issued to Laurus Funds warrants to purchase up to 461,000 shares of Hesperia Holdings. The details of the transaction will be available in the Company's 8K filing.


Hesperia's Chairman and CEO, Don Shimp stated, "the arrangement with Laurus Funds provides Hesperia with additional working capital to grow with the demand of our customers. We view this transaction as extremely positive for Hesperia Holding and our shareholders."


About Hesperia Holding Inc.


Hesperia Holding Inc., through its wholly owned subsidiary, Hesperia Truss Inc., designs, engineers and manufactures roof and floor trusses that serve both the residential and commercial construction industry. Hesperia Truss Inc. was founded in 1993 in Hesperia, California by Don Shimp and Mark Presgraves. The company has since grown to annual revenue of $8.14 million in 2003 and continues to grow in the fast-growing High Desert Region and Inland Empire areas of Southern California and Southern Nevada markets. Hesperia Holding Inc, employs approximately 110 people on its five-acre facility in Hesperia, California.


Forward Looking Statements: Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts are "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as the term is defined in the Private Litigation Reform Act of 1995. The company's actual results could differ materially from expected results. The Company undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. Should events occur which materially affect any comments made within this press release, the Company will appropriately inform the public.



Contact:
     Hesperia Holding Inc.
     Andrew Austin, 619-334-8521